UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

National Register of Legal Entities (CNPJ/MF) No. 02.558.157/0001-62

State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 443rd MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 26, 2023

1.   DATE, TIME, AND VENUE: On June twenty-six (26), 2023, at 17:30h, held virtually, as provided in Article 19, paragraph 1 of the Internal Regulations of the Board of Directors and Technical and Consulting Committees of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call notice was waived in view of the presence of all members of the Board of Directors, who subscribe to these minutes, as provided for in article 15, paragraph 2 of the Internal Regulations of the Board of Directors and the Company’s Technical and Consulting Committees, thus waiving a quorum to instate the meeting in accordance with the Bylaws. The General Secretary and the Legal Officer or the Company, Mr. Breno Rodrigo Pacheco de Oliveira was also in attendance and acted as Secretary of the Meeting.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary;

4.   AGENDA AND RESOLUTIONS: After examining and deliberating on the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Approval of the Policy for Hiring the Company's Independent Auditors: A proposal for a Policy for Hiring the Company's Independent Auditors was presented, and the members of the Board of Directors approved said policy, as per the material presented.

4.2. Approval of the Company's Diversity and Inclusion Policy: A proposal for the Company's Diversity and Inclusion Policy was presented, with the members of the Board of Directors approving said policy, as per the material presented.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

National Register of Legal Entities (CNPJ/MF) No. 02.558.157/0001-62

State Registration (NIRE) 35.3.0015881-4

MINUTES OF THE 443rd MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 26, 2023

4.3. Appreciation of the proposal to amend the Internal Regulations of the Board of Directors and the Technical and Consulting Committees (“Regulations”): A proposal for amendment to the Bylaws was presented to provide for provisions regarding the evaluation process of the Company's Board of Directors, with the members of the Board of Directors having approved the amendment to the Bylaws, as per the proposal presented.

5. CLOSING: With nothing further, the Chairman of the Board of Directors declared the meeting ended and these minutes were drawn up. São Paulo, June 26, 2023. (signatures) Eduardo Navarro de Carvalho - Chairman of the Board of Directors. Board Members: Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras and Solange Sobral Targa. Secretary of the Board of Directors Breno Rodrigo Pacheco de Oliveira

I certify that this is a true copy of the minutes of the 443rd Extraordinary General Meeting of Telefônica Brasil S.A., held on June 26, 2023, drawn up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 28, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director